Datalogic
INTERNATIONAL




April 26, 2006

Mr. Jorge Bonilla
Senior Staff Accountant
Mail Stop 4561
Securities and Exchange Commission
Washington DC  20549


Re: File No. 000-30382


Dear Mr. Bonilla,

In response to your letter dated March 13, 2006, please find our detailed responses to your comments as follows:

Form 10-KSB
-----------

MD&A
-----

Outsourcing Services, page 18
-----------------------------

1. We did not have an involvement in joint ventures. Rather, we entered into contracts with companies in China, Vietnam and India from time to time to perform software development for the Company. We have revised the description of our services in our Form 10-KSB for the year ended December 31, 2005.

Note 7 - Convertible Debt, page 41
----------------------------------

2. We have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the secured convertible term note described in Note 13 to the December 31, 2005 audited financial statements is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133. We determined that the note does not meet the definition of conventional convertible debt and therefore the conversion feature (as well as the other bifurcated features described in Note 13, including the liquidated damages provision of the registration rights agreement) have been accounted for at their fair values under SFAS 133, and not accounted for as a beneficial conversion feature under EITFs 98-5 and 00-27. As a result, we restated our financial statements for the year ended December 31, 2004 as outlined in Note 1 of our Form 10-KSB for the year ended December31, 2005.




18301 Von Karman Ave, Suite 250, Irvine, CA 92612  949-260-0120
                 949-260-0130 fax   www.dlgi.com

      ----------------------------------------------------------------------


3. As outlined in Note 13, we recorded the related warrants and all other non-employee warrants at fair value under EITF 00-19 and SFAS 133 at December 31, 2004 and 2005 as discussed in comment 2 above.



Additionally, and as a result, we will file amended Form 10-QSB's for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 accounting for the conversion feature at their fair values under SFAS 133.

Form 10-QSB for the period ending June 30, 2005
-----------------------------------------------

Financial Statements and Notes
------------------------------

Note 11 - Convertible Debt, page 16
-----------------------------------

4. We reconsidered EITF 96-19 in determining whether the debt modifications of January 28, 2005 and August 17, 2005 were substantial in light of the conversion feature being recorded at its full fair value rather than as a beneficial conversion feature under EITFs 98-5 and 00-27. We determined that neither modification was substantial under EITFs 96-19 and 05-7, and thus we recorded no gain or loss on the debt modification. We disclosed this in Note 13 to the December 31, 2005 financial statements.

Form 10-QSB for the period ending September 30, 2005
----------------------------------------------------

Financial Statements and Notes
------------------------------

Note 11 - Convertible Debt, page 18
-----------------------------------

5. Only a portion of the conversion privilege was modified on August 17, 2005. Because the conversion modification did not apply to the entire debt instrument, we concluded that SFAS 84 did not apply. Rather, as discussed in our response to comment 4 above, we applied the guidance found in EITFs 96-19 and 05-7 to this modification and determined that the modification was not substantial.

Please contact me at (949) 260-0120, ext. 106 should you have any questions regarding the contents of this letter or any of our amended filings.

Sincerely,


/s/ Keith Moore

Keith Moore
CEO